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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------


                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                            -----------------------


                            Daniel Industries, Inc.
                           (Name of Subject Company)


                              Emersub LXXIV, Inc.
                                    (Bidder)

                          a wholly-owned subsidiary of
                              Emerson Electric Co.

                         Common Stock, $1.25 Par Value
                         (Title of Class of Securities)

                            -----------------------

                                  236235-10-7
                     (CUSIP Number of Class of Securities)

                            -----------------------

                             W. Wayne Withers, Esq.
              Senior Vice President, General Counsel and Secretary
                              Emerson Electric Co.
                          8000 West Florissant Avenue
                         St. Louis, Missouri 63136-8506
                                 (314) 553-2000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                            -----------------------

                                With Copies to:

                             Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

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


--------------------------------------
     CUSIP No. 236235-10-7
--------------------------------------


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1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
     EMERSON ELECTRIC CO.
     IRS IDENTIFICATION NO. 43-0259330
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                 (b)  [ ]
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3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     WC; OO; BK
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) OR 2(f)                                                 [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MISSOURI
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NONE
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8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                  [ ]
-------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0%
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10.  TYPE OF REPORTING PERSON

     CO
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


--------------------------------------
     CUSIP No. 236235-10-7
--------------------------------------


-------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
     EMERSUB LXXIV, INC.
     IRS IDENTIFICATION NO. 43-1850428
-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     AF
-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) OR 2(f)                                                 [ ]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NONE
-------------------------------------------------------------------------------
8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                  [ ]
-------------------------------------------------------------------------------
9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     0%
-------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on May 18, 1999 by Emersub LXXIV, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Emerson Electric Co., a Missouri Corporation ("Parent"), to purchase all outstanding shares of Common Stock, $1.25 par value (the "Common Stock"), of Daniel Industries, Inc. ("Daniel"), including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of Daniel (singularly, a "Right" and collectively, the "Rights") (singularly, a share of such Common Stock, including the related Right, a "Share" and collectively, the "Shares"), at $21.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 18, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-1.

Item 10.  Additional Information

     Item 10(e) is hereby amended and supplemented by adding to the end thereof the following:

     On May 21, 1999, Charles Miller, on behalf of himself and other Daniel stockholders, filed a purported class action complaint in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court") against Daniel, Daniel's directors and Purchaser. The complaint seeks (i) to enjoin the Offer and the Merger and to require Daniel's directors to make full and fair disclosure of all material facts to the class before the completion of any such acquisition, (ii) to rescind the Offer and the Merger or award rescissory damages if the Offer and the Merger are consummated prior to the entry of the Court's final judgment, (iii) to direct the defendants to account to plaintiff and the class for all damages caused to them and to account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct, (iv) to order the defendants to supplement the Offer and Daniel's
Schedule 14D-9 dated May 20, 1999 (the "Schedule 14D-9") to include all material information not currently disclosed and (v) costs and disbursements of the action, including reasonable fees and expenses of plaintiff's attorneys and experts. The complaint alleges, among other things, that (i) Daniel's directors violated their fiduciary duties to Daniel stockholders by failing to disclose all information material and necessary for such stockholders to make a fully informed decision on whether or not to tender shares in the Offer and (ii) the defendants have failed to provide in the Offer and Schedule 14D-9 certain material information. On May 21, 1999, plaintiff filed with the Court a motion for expedited proceedings, a motion for a preliminary injunction and a first request for the production of documents. The date for responses to these motions has not yet been set. Daniel, Purchaser and Parent believe that the complaint is without merit and intend to vigorously defend this action. The above description of the complaint is qualified in its entirety by reference to the complete complaint, a copy of which is attached hereto as Exhibit (g) and is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (g)(1) Complaint filed on May 21, 1999 in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Charles Miller v. Daniel Industries, Inc. et al.

     (g)(2) Motion for Expedited Proceedings filed on May 21, 1999 in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Charles Miller v. Daniel Industries, Inc. et al.

     (g)(3) Motion for Preliminary Injunction filed on May 21, 1999 in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Charles Miller v. Daniel Industries, Inc. et al.

                                       3
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 24, 1999                            EMERSON ELECTRIC CO.


                                        By: /s/ Robert M. Cox, Jr.
                                           -------------------------------
                                           Name:  Robert M. Cox, Jr.
                                           Title: Senior Vice President -
                                                    Acquisitions and
                                                    Development


                                        EMERSUB LXXIV, INC.


                                        By: /s/ Robert M. Cox, Jr.
                                           -------------------------------
                                           Name:  Robert M. Cox, Jr.
                                           Title: Vice President




                                       4


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                                 EXHIBIT INDEX


   Exhibit No.
   -----------

      (g)(1) Complaint filed on May 21, 1999 in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Charles Miller v. Daniel Industries, Inc. et al.

      (g)(2) Motion for Expedited Proceedings filed on May 21, 1999 in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Charles Miller v. Daniel Industries, Inc. et al.

      (g)(3) Motion for Preliminary Injunction filed on May 21, 1999 in the Court of Chancery of the State of Delaware in and for New Castle County in an action titled Charles Miller v. Daniel Industries, Inc. et al.





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